UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Brookfield Asset Management Reinsurance Partners Ltd.

(Name of Issuer)

class A exchangeable limited voting shares

(Title of Class of Securities)

G16169107

(CUSIP Number)

Kathy Sarpash

c/o Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16169107

1	NAMES OF REPORTING PERSONS Mr. Bruce Flatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 1,056,291(1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,056,291(1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,291(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes class A exchangeable limited voting shares (“Class A Shares”) of Brookfield Asset Management Reinsurance Partners Ltd. held directly and indirectly by Mr. Flatt.

(2)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 10,872,103 as of July 21, 2021.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by Mr. Bruce Flatt to report the acquisition of additional class A exchangeable limited voting shares (the “Class A Shares”) of Brookfield Asset Management Reinsurance Partners Ltd., an exempted company incorporated under, and governed by, the laws of Bermuda (the “Issuer”).

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that they are amended or superseded by information contained in this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented to include the information set forth in Item 5 of this Amendment No. 1 and the following:

On July 20, 2021, Mr. Flatt acquired 151,439 Class A Shares at US$49.00 per share in a private purchase using personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by Mr. Flatt to which this Schedule 13D relates is 1,056,291 shares, constituting approximately 9.7% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 10,872,103 outstanding as of July 21, 2021.

Mr. Flatt:

•	Sole voting power to vote or direct vote: 1,056,291* Class A Shares

•	Shared voting power to vote or direct vote: 0 Class A Shares

•	Sole power to dispose or direct the disposition: 1,056,291* Class A Shares

•	Shared power to dispose or direct the disposition: 0 Class A Shares

*	This amount includes Class A Shares held directly and indirectly by Mr. Flatt.

(c) Other than the transactions described in Item 3 in this Amendment No. 1 and in the original Schedule 13D, there have been no transactions by Mr. Flatt in the Class A Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 23, 2021

By:	/s/ Bruce Flatt
Name: Bruce Flatt